Eyegate Pharmaceuticals, Inc.

271 Waverley Oaks Road

Suite 108

Waltham, MA 02452

September 12, 2014

United States Securities and Exchange Commission

Divison of Corporate Finance

Washington, DC 20549

Re:	Eyegate Pharmaceuticals, Inc.

       Amendment No. 2 to Registration Statement on Form S-1

      Filed August 29, 2014

      File No. 333-197725

Ladies and Gentlemen:

This letter (this “Letter”) is sent by Eyegate Pharmaceuticals, Inc., a Delaware corporation (CIK No. 0001372514) (the “Company”) in response to the comments (each, a “Comment”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter (the “Comment Letter”) dated September 9, 2014 from Jeffrey P. Riedler, Assistant Director of the SEC, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1, as filed with the SEC on August 29, 2014 (the “Form S-1”).

Set forth below are responses to the numbered Comments contained in the Comment Letter. For your convenience, each response of the Company (each a “Response”) follows the sequentially numbered Comment copied from the Comment Letter. In connection with this Letter, the Company has filed Amendment No. 3 to the Form S-1 with the SEC (“Amendment No. 3 to Form S-1”), which is an updated version of the Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 61

1.	The amount for the convertible promissory notes due to stockholders does not appear to agree with the amount disclosed on the June 30, 2014 balance sheet. Please explain to us how the contractual amount was determined, and revise, as appropriate.

Response of the Company:

The Company acknowledges the Staff’s Comment and has determined that the amount disclosed on the Contractual Obligations table on page 61 of the Form S-1 represents the face amount of the convertible notes and accrued interest through June 30, 2014. The carrying amount of the convertible notes payable on the balance sheet at June 30, 2014 represents the carrying amount plus accrued interest net of the fair value attributable to the warrants plus accretion through June 30, 2014. The Company has amended its disclosure in Amendment No. 3 to Form S-1 to reflect the components of its contractual obligations.

Notes to Consolidated Financial Statements

15. Subsequent Events, page F-28

2.	It appears that you deleted the disclosure regarding the date through which the subsequent events have been evaluated as required by ASC 855-10-50-1. Please revise or explain to us why you deleted this disclosure.

Response of the Company:

The Company acknowledges the Staff’s Comment and will include the disclosure required by ASC 855-10-50-1 in Amendment No. 3 to Form S-1.

Notes to Consolidated Financial Statements (unaudited)

5. Debt, page F-40

3.	Please refer to your disclosure on the Amended and Restated Notes on page F-41 and address the following:

•	Revise to disclose the fair value of the warrants issued to the 2012 note holders.
•	It appears that the conversion price of the notes will be equal to 70% of the initial offering price. Provide us with your accounting analysis of the conversion feature of the notes citing authoritative literature supporting your treatment.

Response of the Company:

The Company acknowledges the Staff’s Comment. Further:

•	The Company has revised its disclosure in Amendment No. 3 to Form S-1 to separately state the fair value of the warrants issued with the 2012 Notes as amended on June 6, 2014, totaling approximately $260,000.
•	The Company has considered the guidance of ASC 815-15 in determining whether the conversion option should be bifurcated as a derivative pursuant to ASC 815 and has determined that the conversion option does not meet the criteria for bifurcation. The Company then considered ASC 470-20 in accounting for the nondetachable conversion feature that is in the money at the commitment date. The convertible debt contains a conversion feature in the event the Company raises at least $5 million (a “Subsequent Qualified Financing”), under which it will convert into the equity so issued at a conversion price equal to 70% of the Subsequent Qualified Financing offering price, and a conversion feature providing for conversion into Series D Convertible Preferred Stock at a conversion price equal to 70% of the Series D Convertible Preferred Stock original issuance price, if a financing that is not a Subsequent Qualified Financing or sale of the Company occurs. Since the option for the instrument to become convertible into either the equity issued in a Subsequent Qualified Financing or Series D Convertible Preferred Stock represents a contingent conversion feature, under ASC 470, any beneficial conversion will be recorded when the contingency is resolved. The Company has amended its disclosure on page F-40 of Amendment No. 3 to Form S-1 to reflect its accounting for these convertible instruments. The Company has revisited its disclosure to discuss its Accounting Treatment in Note 5 Debt.

The Company acknowledges that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

This Letter responds to all Comments contained in the Comment Letter. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (781) 788-9043 or our attorney, J. Fraser Collin, at (617) 345-3791.

Thank you for your assistance.

[Remainder of Page Intentionally Left Blank]

Sincerely,

Eyegate Pharmaceuticals, Inc.

/s/ Stephen From

Stephen From

President and Chief Executive Officer

cc: J. Fraser Collin, Esq., Burns & Levinson LLP